Mail Stop 4561

June 30, 2006

Tony Philipp
President and Chief Executive Officer
UpSNAP, Inc.
134 Jackson Street, Suite 203
P.O. Box 2399
Davidson, NC 28036

> **Re:** **UpSNAP, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on June 1, 2006**
> **File No. 333-132893**
>
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Form 10-QSB for the Quarter Ended December 31, 2005**
> **Form 10-QSB for the Quarter Ended March 31, 2006**
> **File No. 0-50560**

Dear Mr. Philipp:

We have reviewed your revised registration statement and the periodic files listed above and have the following comments.

Form SB-2/A

Summary

Recent Events, page 2

1.   Please refer to prior comment 2 from our letter dated April 25, 2006. We note the revised disclosure provided in the second paragraph of this section regarding the material terms of your acquisition of XSVoice on January 6, 2006. In this regard, it appears that you simply pasted in the description of the acquisition from the footnotes to your financial statements. Please note that the summary section is required to comply with the Plain English requirements pursuant to Rule 421(d). Revise to provide a summary of the material terms of this acquisition in a clear, concise and understandable manner; for example, remove the parenthetical terms

> (i.e., "Purchase Price," "Closing Price," etc.) and simply state the terms of the purchase price paid to the stockholders of XSVoice.

Recent Capital Raising, page 2

2.   Consider revising the subheading to this section to indicate that the transactions discussed are the transactions through which the selling stockholders received the shares being offered in this resale registration statement, since not all transactions discussed appear to be "capital raising" transactions (for example, the issuance of series B warrants to Sundar and ExecutivesCorner issued in consideration for services rendered).

Risk Factors

Financial Risks

Our business is difficult to evaluate … page 3

3.   We note the revisions to the heading of this risk factor. However, the heading does not appear to provide a meaningful indication of the risk described in the text, since the text does not discuss "reduced management visibility into forward sales, customer acquisition and retention" or the use or availability of any "financial targets" in your business. Please revise or advise.

4.   You state that you have entered into relationships with carriers and content providers at "industry standard margins." However, we were unable to locate any definition or more detailed discussion regarding "industry standard margins" either here or in your Business section. Please revise.

The Company has limited resources… page 4

5.   Please refer to prior comment 11 from our letter dated April 25, 2006. We note your response to our prior comment and the revised subheading to this risk factor. As previously requested, revise the subheading and text of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. It is also unclear why the subheading states that your limited resources could result in you missing "financial targets" or a loss of customers when the text of this risk factor focuses on the risk to your business from a lack of funds causing you to "delay, reduce and/or abandon certain or all aspects of [y]our product development programs" and the risk of dilution to your stockholders if you issue equity securities. Please revise the subheading and text of this risk factor as previously requested and ensure that the subheading accurately describes the risk disclosed in the text.

Business risks

We are dependent on strategic partners… page 5
UpSNAP is largely dependent on one strategic relationship… page 5

6.   We note your revisions in response to prior comment 13 from our letter dated
        April 25, 2006. You state that you rely on Verizon, Sprint/Nextel, T-Mobile and
        Cingular to sell your products and collect your revenues. However, we were
        unable to locate any agreements with these carriers filed as exhibits to your
        registration statement. If you are materially dependent upon any of your
        arrangements with these carriers, please file all agreements as exhibits with your
        next amendment. See Item 601 of Regulation S-B. For example, until you
        formalize an ongoing contract, you should file the expired contract with
        Sprint/Nextel under which you are currently operating and pursuant to which
        95.7% of your first quarter revenues were generated.

Special Note Regarding Forward-Looking Statements, page 11

7.   Please refer to prior comment 18 from our letter dated April 25, 2006. We note
        your response that forward looking statements have been deleted. It is unclear
        what you mean by that response. As previously requested, please confirm that
        you will refrain from making references to "forward-looking statements within
        the meaning of Section 27A of the Securities Act… and Section 21E of the
        Securities Exchange Act..." in future press releases and current reports so long as
        your stock meets the definition of penny stock.

Plan of Operation, page 9

8.   You include certain information provided by the Cellular Telecommunications &
        Internet Association (CTIA) in the prospectus. Please revise to state the name
        and date of the report from which you cite. Please supplementally provide us
        with a copy of all third party data and confirm that such reports are available to
        the public at little or no cost.

9.   Please refer to prior comment 20 from our letter dated April 25, 2006. We note
        your response that the section entitled "Pay-Per-Call Advertising Platform" has
        been revised to address our prior comment. However, we were unable to locate
        similar disclosure regarding the specific local or regional markets in which you
        currently conduct business and provide your other products and services. Please
        revise or advise.

Liquidity and Capital Resources, page 12

10.   Please refer to prior comment 28 from our letter dated April 25, 2006. Revise to state, if true, that you expect funds available as of March 31, 2005 are sufficient to meet working capital needs and to expand sales and marketing activities for a period of no less than twelve months from the date of the prospectus.

Executive Compensation, page 19

11.   Please refer to prior comment 35 from our letter dated April 25, 2006. We note your response that no oral agreements have been reduced to writing. If there is no formal document with your executive officers regarding the salary of $10,000/month for your CEO and VP and $75/hour for your CFO, file a written description of the material terms of these arrangements as exhibits to the registration statement as required by Item 601(b)(10)(ii) of Regulation S-B.

Selling Stockholders, page 21

12.   Please refer to prior comment 38 from our letter dated April 25, 2006. We note your revised disclosure in response to our prior comment. Please expand your disclosure to describe the circumstances under which the Series A warrants may expire earlier than 12 months from the date of issuance.

13.   You state that the beneficial ownership of the selling stockholders includes shares issuable upon conversion or exercise within 60 days of March 31, 2006. Since more than 60 days has elapsed since that date, please update both the selling stockholder table and the beneficial ownership table as of the most recent practicable date.

14.   Please refer to prior comment 39 from our letter dated April 25, 2006. We note from your response that you are waiting on further information from some of your selling stockholders. Please update the rest of your table in the next amendment to provide natural person disclosure for all non-reporting entities.

15.   Please refer to prior comment 40 from our letter dated April 25, 2006. We note your revised disclosure that Michael Lathigee is a registered broker-dealer. Please note that any selling stockholder that is a registered broker-dealer should be named as an underwriter. Once you receive all information from your selling stockholders, please confirm that no other selling stockholders are broker-dealers or affiliates of a broker-dealer.

Sales Eligible for Future Sale, page 28

16.   Please refer to prior comment 41 from our letter dated April 25, 2006. As previously requested, revise to state the number of the 10,898,162 restricted shares outstanding that are eligible for sale under Rule 144 as of the most recent practicable date.

Plan of Distribution, page 29

17.   Please refer to prior comment 42 from our letter dated April 25, 2006. We note the sentence added on page 31. Please revise your disclosure that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates on page 30 to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Where You Can Find More Information, page 31

18.   Please refer to prior comment 43 from our letter dated April 25, 2006. As previously requested, please revise to provide disclosure pursuant to Item 101(c)(1) of Regulation S-B. That is, please state whether or not you are required to deliver an annual report to stockholders, whether you will voluntarily send an annual report, and whether the report will include audited financial statements.

Financial Statements

UpSNAP, Inc. Financial Statements for the six month periods ended March 31, 2006 and 2005

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

19.   Please refer to comment 47 in our letter dated April 25, 2006. We have reviewed your response and note that you record revenues on a net basis with wireless carriers. However, it appears that you record revenues with your third party content providers on a gross basis. Tell us the nature and terms of these revenue share arrangements. Further clarify why it is appropriate to recognize revenue from these arrangements on a gross basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

20.   Please refer to comment 48 in our letter dated April 25, 2006. We have reviewed
        your response as well as your revisions throughout your registration statement
        and it remains unclear how you generate revenue from the sale of subscriptions
        and services as noted on page 10 and 11. In this regard, help us understand what
        is included in the sale of a subscription including what period the subscription
        covers and the payment terms of the customers. Additionally, help us understand
        how you plan on generating revenue from the sale of services. For example, on
        page 10, we note a partner can purchase a "key word" for use in a search function.
        What is the term/period the "key word" is purchased for and how is revenue
        recognized. Additionally, on page 11 you state that some arrangements will be
        performed on a license basis. Explain what this license includes. Please advise.

21.   We note on page 1 that you generate revenues from the sale of premium
        streaming audio content to consumers. Help us understand how you generate
        revenue from the sale of such content. For example, on your website it appears
        that certain streaming audio and other content is provided to the end user free of
        charge whereas in certain other areas, it is not clear if there is a charge for the
        content. We also note on page 9 your reference to premium streaming audio.
        Tell us whether there are instances where an end user is charged and billed by you
        for the content provided. Please advise.

Note D – Warrants, page F-10

22.   Please refer to comment 50 in our letter dated April 25, 2006. We have reviewed
        your response and note that the accounting entries for the total compensation
        expense of $2,957,188 was recorded in the financial statements of UpSNAP, Inc.
        subsequent to the September 30, 2005 fiscal year-end and prior to the November
        15, 2005 reverse merger date. As a result, it appears that this expense would have
        been recorded in Manu Forti Group Inc.'s historical financial statements. Tell us
        and clarify in your disclosure whether this expense is included in UpSNAP, Inc.'s
        (the surviving company) financial statements for the six months ended March 31,
        2006. In this regard, your current disclosure states that $2,057,125 and $900,063
        was recorded as compensation expense in October 2005 and November 2005,
        respectively. However, it appears that this expense is not included in the financial
        statements of the surviving company for the six months ended March 31, 2006. If
        this is true, also tell us the basis for recording the $900,063 in Manu Forti Group
        Inc.'s financial statements as opposed to the surviving company's financial
        statements given the fact that the measurement date was the same date as the
        reverse merger.

23.   Please refer to comment 51 in our letter dated April 25, 2006. We have reviewed
        your response and note that you believe that you have met the scope exception
        provided by paragraph 11(a) of SFAS 133 due to the warrants being indexed to

> your own stock and classified within stockholders' equity. However, in determining the classification for these warrants within, you only provided an analysis on whether the warrants contained a net-cash settlement provision. Note that <u>all</u> of the criteria in paragraphs 12 to 32 of EITF 00-19 must be met in order for the warrants to be classified in equity. As a result, we reissue part of our previous comment to provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability.

Note G – Concentration of Credit Risk, page F-12

24.   We note on page 5 that 96% of your revenue was earned from one Company. Revise your disclosure to provide this information.

Note K – Acquisition of XSVoice, Inc., page F-12

25.   Please refer to comment 60 in our letter dated April 25, 2006. We have reviewed your revisions on page F-12 and reissue part of our prior comment to explain how you considered allocating a portion of the purchase price to in-process research and development. In this regard, we note you did not allocate any portion of the purchase price to in-process research and development.

26.   Please refer to comment 62 in our letter dated April 25, 2006. We have reviewed your revisions on page F-13 and note that you determined the value of the common shares issued in this acquisition based on the average market price of your common stock over the preceding 15-day period before the closing of the acquisition. Clarify for us how you complied with EITF 99-12 in your acquisition of XSVoice, Inc. Note that EITF 99-12 requires a valuation based on the market price of the securities over a reasonable period of time before <u>and</u> after the terms of the acquisition are agreed to and announced. Please advise.

Note L – Pro Forma Information, page F-13

27.   We note in your pro forma statement of operations for the year ended September 30, 2005 that you combined research and development expenses in your previous presentation in selling, general and administrative expenses. Tell us why you believe it is appropriate to condense the pro forma information to include research and development expenses in selling, general and administrative expenses.

28.   Revise your pro forma statement of operations for the year ended September 30, 2005 and the six months ended March 31, 2006 to include historical and pro forma basic and diluted per share data.

29.   We note in your pro forma financial statements your reference to note (1) applies
       to several line items in the pro forma statements of operations for the year ended
       September 30, 2005 and the six months ended March 31, 2006. Revise to your
       note to include the basis for your allocations to the respective line items including
       the assumptions or specific reasons used in determining the amount of <u>each</u> pro
       forma adjustment.

<u>UpSNAP, Inc. (Formerly Manu Forti Group, Inc.) Financial Statements for the six
months ended September 30, 2005, year ended March 31, 2005 and for the period July
25, 2003 (Date of Inception) to September 30, 2005</u>

<u>Report of Independent Registered Public Accounting Firm, pages F-18</u>

30.   Please revise Moen and Company's audit report to also include a reference to the
       audited cumulative period from July 25, 2003 (date of inception) to March 31,
       2005 which is consistent with the period referenced in the Bedinger & Company
       audit report.

<u>Statement of Stockholder's Equity, page F-21</u>

31.   Please refer to comment 53 in our letter dated April 25, 2006. We have reviewed
       your response and note that you have not revised your registration statement to
       retroactively restate all periods in this statement to reflect the impact of the 1.3:1
       stock split. Please revise or tell us why revision is not necessary. Refer to
       paragraph 54 of SFAS 128.

<u>UpSnap USA, Inc. Financial Statements for the periods ended September 30, 2005 and
2004 and for the period April 6, 2004 (Date of Inception) to September 30, 2005</u>

<u>Report of Independent Registered Public Accounting Firm, pages F-30</u>

32.   It appears your independent registered public accounting firm, Beckstead and
       Watts, LLP (Beckstead), has not signed the accountant's report. Tell us how you
       considered the requirements of Article 2.02 of Regulation S-X to include a signed
       report from the Company's independent accounting firm.

33.   Please refer to comment 56 in our letter dated April 25, 2006. We have reviewed
       your response that UpSNAP, Inc. changed its name to UpSNAP USA, Inc. which
       occurred after the date of the audit report and that the reference to UpSNAP, Inc.
       in Beckstead's opinion is correct. However, this name change is not clear in your
       footnotes in these financial statements as the reference to UpSNAP, Inc. refers to
       the company formerly known as Manu Forti Group, Inc. Revise to clarify the
       name changes in Note A on page F-35 or alternatively, change the name in the

audit report (e.g. UpSNAP USA, Inc. formerly Up2004SNAP, Inc. and UpSNAP, Inc.).

Part II

Item 24. Indemnification of Directors and Officers, page II-1

34.   Please refer to prior comment 63 from our letter dated April 25, 2006. We note your response to our prior comment and reissue our comment in full. We note the Directors and Officers Insurance Policy filed as exhibit 10.6 to the registration statement. Please revise your disclosure to discuss this arrangement as required by Item 702 of Regulation S-B.

Recent Sales of Unregistered Securities, page II-1

35.   Please refer to prior comment 64 from our letter dated April 25, 2006. Please address our prior comment in your next amendment.

Signatures

36.   We note that the signatures are still dated as of March 31, 2006. Please note that new signatures are required for each amendment to the registration statement. In your next amendment, please ensure that the signatures are dated as of the date of that amendment.

Form 10-KSB/A for the Transition Period from April 1, 2005 to September 30, 2005

Item 8A. Controls and Procedures

37.   Please refer to prior comment 67 from our letter dated April 25, 2006. We note the disclosure added to the amended periodic report. You concluded that your disclosure controls and procedures are effective to ensure that material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when your periodic reports are being prepared, and that your Internal Controls are effective at that assurance level to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principals generally accepted in the United States. However, Item 307 of Regulation S-B requires disclosure regarding the conclusions of an issuer's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the issuer's disclosure controls and procedures, as defined. Revise to state, if true that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that information required to be

disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

38.   Please confirm that your conclusions regarding the effectiveness of your disclosure controls and procedures for the quarter ended March 31, 2006, were based upon the definition cited above, and in Rule 13a-15(e), and confirm that you will take this comment into consideration in drafting your future Item 307 disclosure.

39.   Tell us what consideration, if any, was given to the fact that this required disclosure was omitted from your previous three versions of the Form 10-KSB in determining whether or not your disclosure controls and procedures were effective. How were you able to conclude in your Forms 10Q-SB for the periods ended December 31, 2005 and March 31, 2006 that your disclosure controls and procedures were effective during those periods considering that, by definition, such controls and procedures are designed to ensure that information required to be disclosed in the reports you file is reported within the time periods specified in our rules and procedures?

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or Thomas Ferraro at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 829-2033</u>
        Gregory Katz, Esq.
        Louis A. Bevilacqua, Esq.
        Thelen Reid & Priest LLP
        Telephone: (212) 603-2000